Exhibit (i)

ropes & gray llp prudential tower 800 boylston street boston, ma 02199-3600 www.ropesgray.com
December 21, 2011
GMO Series Trust
40 Rowes Wharf
Boston, MA 02110

Re:	GMO U.S. Core Equity Series Fund, GMO Quality Series Fund, GMO U.S. Intrinsic Value Series Fund, GMO U.S. Growth Series Fund, GMO International Core Equity Series Fund, GMO International Large/Mid Cap Value Series Fund, GMO International Growth Equity Series Fund, GMO Developed World Stock Series Fund, GMO Foreign Series Fund, GMO Emerging Countries Series Fund, GMO Core Plus Bond Series Fund, GMO International Bond Series Fund, GMO Emerging Country Debt Series Fund, GMO U.S. Equity Allocation Series Fund, GMO International Equity Allocation Series Fund, GMO Global Equity Allocation Series Fund, GMO Global Asset Allocation Series Fund, GMO Benchmark-Free Allocation Series Fund (each, a “Fund” and collectively, the “Funds”)
Ladies and Gentlemen:
We are furnishing this opinion in connection with the proposed offer and sale by GMO Series Trust, a Massachusetts business trust (the “Trust”), of shares of beneficial interest (“Shares”) of the Funds pursuant to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (File No. 333-174627) and the Investment Company Act of 1940, as amended (File No. 811-22564) (the “Registration Statement”).
We are familiar with the actions taken by the Trustees of the Trust to authorize the issuance and sale to the public from time to time of authorized and unissued Shares of the Fund. We have examined or relied upon a copy of the Trust’s Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”), as certified by the Clerk of the Trust; copies of resolutions adopted by written consent of the sole Trustee of the Trust on May 31, 2011, August 23, 2011 and September 14, 2011, as certified by the Clerk of the Trust; copies of resolutions adopted at the meetings of the Trustees of the Trust held on August 23, 2011, November 22, 2011, and December 12, 2011, as certified by the Clerk of the Trust; and such other documents as we deem necessary for purposes of this opinion.
Based upon the foregoing, we are of the opinion that the issue and sale by the Trust of the authorized but unissued Shares of each Fund have been duly authorized under Massachusetts law. Upon the original issue and sale of any such authorized but unissued Shares of a Fund and upon receipt by the Trust of the authorized consideration therefor in an amount not less than the

GMO Series Trust	-2-	December 21, 2011
applicable net asset value, the Shares so issued will be validly issued, fully paid and nonassessable by the Trust.
The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking made or issued on behalf of the Trust by the Trustees of the Trust, by any officer or officers of the Trust, or otherwise. The Declaration of Trust provides for indemnification out of the property of a particular series or class of a series of the Trust for all loss and expense of any shareholder of that series or class held personally liable for the obligations of that series or class solely by reason of his or her being or having been a shareholder of that series or class. Thus, the risk of a shareholder’s incurring financial loss on account of being a shareholder of a series or class is limited to circumstances in which the series or class itself would be unable to meet its obligations.
We consent to the filing of this opinion with and as part of the Registration Statement.
Very truly yours,

/s/ Ropes & Gray LLP Ropes & Gray LLP

cc:	Jason B. Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC